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                              ARTICLES OF AMENDMENT
                                       OF
                               SUMMUS, INC. (USA)


        Pursuant to the provisions of Sections 607.1006 and 607.0704 of the Florida Business Corporation Act, Summus, Inc. (USA) (the "Corporation"), a corporation organized and existing under the laws of the State of Florida, hereby certifies as follows:


        1.      The name of the Corporation is Summus, Inc. (USA).

        2. The Amended and Restated Certificate of Incorporation of the Corporation shall be amended by replacing Article IV in its entirety as follows:

                                   "Article IV

                        The capital stock of the Corporation shall consist of
                185,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value."

                        Upon these Articles of Amendment to the Amended and
                Restated Articles of Incorporation of the Corporation becoming effective pursuant to the Florida Business Corporations Act (the "Effective Time"), every 10 (ten) shares of the Corporation's common stock, par value $0.001 per share (the "Old Common Stock"), issued and outstanding immediately prior to the Effective Time, shall be automatically reclassified as and converted into one share of common stock, par value $0.001 per share, of the Corporation (the "New Common Stock"). Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock into New Common Stock. In lieu thereof, each holder of record of Old Common Stock who would otherwise be entitled to receive a fractional share of New Common Stock shall receive one (1) whole share of New Common Stock.

                        Each stock certificate that, immediately prior to the
                Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive one (1) whole share of New Common Stock in lieu of any fractional shares of New Common Stock as set forth above); provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified."

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        3.      This amendment was approved by the shareholders of the
Corporation by written consent dated as of December 21, 2004. This amendment required the vote of the holders of shares of the Corporation's common stock voting as required by Section 607.1004 of the Florida Business Corporation Act. The number of votes cast for the amendment identified in Section 2 above by the holders of shares of common stock was sufficient for the approval of such amendment.

        IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf by its Chief Financial Officer on this 11th day of March, 2005, hereby declaring and certifying that this is the act and deed of the Corporation and that the statements contained herein are affirmed as true under penalties of perjury.

                                                     SUMMUS, INC. (USA)


                                                     By: /s/ Donald T. Locke
                                                        --------------------
                                                         Donald T, Locke
                                                        Chief Financial Officer